Exhibit 99.1

COHEN & STEERS INCOME OPPORTUNITIES REIT, INC.

POLICY WITH RESPECT TO INVESTMENTS IN MORTGAGE POOLS

August 10, 2023

Cohen & Steers Income Opportunities REIT, Inc. (the “Company”) has adopted this Policy to ensure that it does not acquire investments in pools that are backed by overly-leveraged properties. Accordingly, the Company will only invest in pools of mortgages, pools or tranches of commercial mortgage-backed securities or residential mortgage-backed securities that have an aggregate loan-to-value of no more than 85% of the value of such pools of mortgages, pools or tranches of commercial mortgage-backed securities or residential mortgage-backed securities. In addition, the Company will only invest in pools of mortgages, pools or tranches of commercial mortgage-backed securities or residential mortgage-backed securities that have mortgages with underlying properties with appraisals.